First National Community Bancorp, Inc.



Total Return Performance

Index	Period Ending					
	12/31/04	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**
First National Community Bancorp, Inc.	100.00	108.57	131.46	110.20	65.16	36.87
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Bank $1B-$5B	100.00	98.29	113.74	82.85	68.72	49.26

Source : SNL Financial LC, Charlottesville, VA
© 2010

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